Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, N.Y. 10010-3629

U.S.A.

Deutsche Bank Securities Inc.

60 Wall Street

New York, N.Y. 10005

U.S.A.

VIA EDGAR AND FACSIMILE

June 6, 2011

Mr. Mark P. Shuman

Mr. Evan Jacobson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Taomee Holdings Limited

Registration Statement on Form F-1, as amended (Registration No. 333-174293)

Ladies and Gentlemen:

We hereby join Taomee Holdings Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 P.M., Eastern Daylight Time on June 8, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 24, 2011, through the date hereof:

Preliminary Prospectus dated May 24, 2011:

7814 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
DEUTSCHE BANK SECURITIES INC.
As Representatives of the several Underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Anthony Kontoleon
Name:	Anthony Kontoleon
Title:	Managing Director

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Jusung Kwok
Name:	Jusung Kwok
Title:	Managing Director

By:	/s/ Ted Tobiason
Name:	Ted Tobiason
Title:	Managing Director